John M. Newell	505 Montgomery Street, Suite 2000 San Francisco, California 94111-6538 Tel: +1.415.391.0600 Fax: +1.415.395.8095 www.lw.com FIRM / AFFILIATE OFFICES
Direct Dial: +1.415.395.8034
john.newell@lw.com

	Abu Dhabi	Moscow
	Barcelona	Munich
	Beijing	New Jersey
	Boston	New York
May 6, 2013	Brussels	Orange County
	Chicago	Paris
	Doha	Riyadh
	Dubai	Rome
VIA EDGAR AND EMAIL	Frankfurt	San Diego
	Hamburg	San Francisco
Nicholas P. Panos, Esq.	Hong Kong	Shanghai
Senior Special Counsel	Houston	Silicon Valley
Office of Mergers & Acquisitions	London	Singapore
Division of Corporate Finance	Los Angeles	Tokyo
United States Securities and Exchange Commission	Madrid	Washington, D.C.
Washington, DC 20549-6010	Milan

Re:	Gleacher & Company, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed May 2, 2013 by MatlinPatterson FA Acquisition LLC et al.
File No. 000-14140

Dear Mr. Panos:

This letter is submitted on behalf of MatlinPatterson FA Acquisition LLC (the “Stockholder”) in response to the comments that you provided on behalf of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) with respect to the Preliminary Proxy Statement on Schedule 14A filed May 2, 2013 under File No. 000-14140 (the “Preliminary Proxy Statement”), as set forth in your letter to me dated May 3, 2013. The Stockholder is filing via EDGAR Amendment No. 1 to the Preliminary Proxy Statement (“Amendment No. 1”) in response to the Staff’s comments. For reference purposes, the text of your letter dated May 3, 2013 has been reproduced herein (in bold), with the Stockholder’s response below each numbered comment. As appropriate, the Stockholder’s responses include a reference to the section and page numbers of Amendment No. 1 that have been revised in response to the comment.

1. Please revise so that all participants in the solicitation appear as filers on the cover page of the Schedule 14A. Note that Instruction 3 to Item 4 of Schedule 14A defines the term “participant” to include all nominees for the election of director.

Response: In response to the Staff’s comment, the Preliminary Proxy Statement has been revised to include all nominees for the election of director as filers on the cover page, as well as conforming changes on page 21 and the Form of Proxy Card of the Preliminary Proxy Statement.

May 6, 2013

2. Please reconcile the apparent discrepancy in Mr. Cohen’s share ownership given that the MatlinPatterson proxy statement discloses that he is the beneficial owner of 457,031 shares but the Gleacher proxy statement discloses that he is the beneficial owner of 434,213 shares.

Response: In response to the Staff’s comment, the Preliminary Proxy Statement has been revised on page 4 to state that Mr. Cohen is the beneficial owner of 434,213 shares as of February 28, 2013, which matches the disclosure in the Gleacher proxy statement.

3. Please advise us, with a view towards revised disclosure, whether consents for the bylaw amendments were obtained by means of a solicitation. To the extent the consents were obtained under such circumstances, advise us of the exemption upon which the participants relied in order to obtain them.

Response: The Stockholder notes the Staff’s comment and has revised its disclosure in the section of the Preliminary Proxy Statement entitled “Background of the Solicitation” beginning on page 7 to state that the signed written consents representing a majority of the Company’s stock were obtained by means of a solicitation exempt from certain provisions of the proxy rules, pursuant to Rule 14a-2(b)(2).

4. Please supplement the disclosure to state whether or not security holders should expect to receive an information statement on Schedule 14C from Gleacher to notify them of the corporate action purportedly effectuated by written consent regarding the cited change in the voting approval threshold.

Response: In response to the Staff’s comment, the Stockholder has revised the Preliminary Proxy Statement on page 8 to state that we do not expect that the Company will provide the stockholders with an information statement under Regulation 14C of the Exchange Act. The basis for this statement is that the registrant’s Current Report on Form 8-K, filed with the SEC on May 6, 2013, indicates that the bylaw amendments became effective on April 30, 2013, and made no mention of a delay in effectiveness due to filing and dissemination of an information statement under Regulation 14C.

5. We note the statement that the bylaw amendments were effective as of April 30, 2013. Please advise us of any actions Gleacher must undertake or has undertaken in order to implement the amendments. Also, please provide us with a brief legal analysis that such bylaw amendments are “effective” given that Exchange Act Rule 14c-2(b) requires that an information statement be delivered before that corporate action has been taken. At present, it does not appear that Gleacher has complied with Rule 14c-2. To the extent Gleacher has not verified the consents or implemented the bylaw amendments purportedly authorized by the execution and delivery of the consents, the participants should revise their disclosure to account for the possibility that the voting approval threshold remains unchanged as published in Gleacher’s proxy statement.

Response: In response to the Staff’s comment, additional detail regarding the method by which corporate action was taken to amend the bylaws has been provided on pages 7-8.

May 6, 2013

As described in Amendment No. 1 to the Schedule 14A, under Delaware law and Gleacher’s charter and bylaws, the bylaw amendments were effective on April 30, 2013 by virtue of the delivery of requisite written consents. Gleacher is not required to take any action to implement the bylaws. Based on information contained in the Current Report on Form 8-K filed with the Commission by Gleacher on May 6, 2013, Gleacher concurs that the bylaw amendments became effective on April 30, 2013.

As to the applicability of Regulation 14C, we respectfully submit that the provisions of Rule 14c-2 that require delivery of an information statement and the passage of twenty days before corporate action may be taken are not applicable to the consent solicitation conducted by MatlinPatterson, a minority stockholder, without the participation, consent, approval, or even knowledge of Gleacher, the registrant.

Gleacher had no involvement the preparation or solicitation of the written consents, and had no ability to dictate or influence any of their terms. Gleacher had no opportunity, for example, to specify that the bylaw amendments would not take effect until a future date. In fact, to MatlinPatterson’s knowledge, Gleacher was not even aware that the stockholders were taking action by written consent until the requisite consents were delivered to the company on April 30. MatlinPatterson decided to seek stockholder consent at that time precisely so that the vote required for the election of directors would become effective immediately and therefore be in effect at Gleacher’s upcoming Annual Meeting of Stockholders scheduled for May 23, 2013.

The position that Regulation 14C is inapplicable to the corporate action by the written consent of Gleacher’s stockholders is supported by long-standing Staff policy and practice. The seminal no-action letter on this topic is Burlington Northern, Inc. (avail. Feb. 3, 1983). In that situation, Burlington Northern and its wholly-owned subsidiary, R-H Holdings, were conducting a highly publicized hostile tender offer for El Paso Co. At the conclusion of the tender offer, R-H Holdings expected to acquire a majority of the issued and outstanding shares of El Paso, and intended immediately thereafter to act by written consent of stockholders to elect its nominees as directors of El Paso, thereby taking over a majority of the Board of the target. The stockholder action was to be effective immediately, without the need for dissemination of an information statement. The Staff granted no-action relief if R-H proceeded with the proposed action by written consent without compliance with the provisions of Section 14(c).1

As discussed above, under Section 228 of the DGCL, the taking of action by the written consent of stockholders is legally effective at such time that requisite consents of stockholders are delivered to the company. If Rule 14c-2 were to be applicable to solicitations by stockholders in situations such as this, the rule would effectively override the provisions of state

[1]

See also Exchange Act Release No. 34-52926 (dated Dec. 8, 2005) (“[A]n issuer must furnish either a proxy statement, if the issuer is soliciting proxies or consents from shareholders, or an information statement pursuant to Section 14(c) of the Exchange Act regarding shareholder meetings where corporate action is to be taken but no proxy authority or consent is sought.”) (emphasis added); Exchange Act Release No. 34-23789, dated Nov. 10, 1986, at Fn. 94 (“[I]f the registrant solicits consents from a few security holders who have enough shares to approve a transaction, the registrant must furnish information statements to the remaining security holders” under Rule 14c-2) (emphasis added).

May 6, 2013

law, and make the stockholder action legally ineffective until after the registrant disseminates an information statement and the twenty-day period has elapsed.

We are able to find no authority that the Commission, in adopting Regulation 14C, intended to override substantive state corporate law and thereby significantly restrict the state law rights of stockholders to take immediate action by written consent. It is a fundamental right of stockholders to take action by written consent without the need for the participation or cooperation of the registrant. Many times stockholders are forced to act precisely because the board has already refused to improve corporate governance or remove board members. Since Rule 14c-2 imposes no obligation on a registrant to file or disseminate an information statement within any particular time, it would be entirely possible that the registrant would use the provisions of Rule 14c-2, if applicable, as a delaying tactic in the contest and possibly thwart the timely exercise of stockholders’ right to take action. We believe that if the Commission intended for Regulation 14C to override the state law right of stockholders to take immediately effective action by written consent, that intent would have been clearly expressed in Rule 14c-2 or elsewhere. We have been able to find no such expression in any Commission regulations or releases.

We also note numerous examples in recent years in which: (i) stockholders took action by written consent without involvement of or solicitation by the registrant, (ii) the action was deemed to be effective immediately upon delivery of the written consents, and (iii) the registrant did not file a Schedule 14C.

For example, in the highly contentious battle for control of Six Flags, Inc. in 2005, Red Zone LLC, which was controlled by Washington Redskins owner Daniel Snyder, commenced a consent solicitation to amend the registrant’s bylaws and to remove and elect directors. Both Red Zone’s definitive consent solicitation statement, and the consent revocation statement by Six Flags, stated that the action would become effective when majority consents were delivered to Six Flags. Thereafter, Red Zone delivered majority written consents, which were confirmed by an independent inspector of elections on Nov. 29, 2005. Six Flags then announced that the bylaws were amended, three directors were removed, and three directors were elected, all of which actions were effective immediately.2 Six Flags did not file a Schedule 14C with the SEC.

Similarly, Adaptec was the subject of a highly publicized consent solicitation initiated in 2009 by Steel Partners to remove two directors and to amend the registrant’s bylaws to reduce the size of the board. Both Adaptec and Steel Partners stated in their respective SEC filings that the removal of directors and the bylaw amendments were effective immediately upon Adaptec’s receipt of the requisite written consents.3 Adaptec did not file a Schedule 14C.

In the following additional contests, both the stockholders and the registrant agreed that action by the written consent of stockholders was effectively immediately upon delivery of the requisite consents, and in none of these cases did the registrant subsequently file a Schedule 14C:

[2]	See Six Flags 8-K filed November 29, 2005.
[3]	See Adaptec Current Report on Form 8-K filed November 9, 2009.

May 6, 2013

•	Jon Salmanson and Norman Morales’ consent solicitation to amend the bylaws of Vineyard National Bancorp[4];

•	Penwater Management’s consent solicitation under Rule 14a-2(b)(2) to remove and appoint directors of Worldwide Energy Manufacturing USA[5];

•	Davidson Kempner Capital Management LLC’s consent solicitation to remove and appoint directors and repeal certain bylaws of Sun-Times Media Group[6];

•	Sellers Capital LLC’s consent solicitation to appoint directors to fill board vacancies of Premier Exhibition[7];

•	Great Hill Equity Partners’ consent solicitation to remove and appoint directors and amend certain bylaws of Vitacost.com[8]; and

•	Kleinheinz Capital Partners’ consent solicitation to call a special meeting of InfuSystem Holdings.[9]

There have been many similar situations where the stockholder and the registrant mailed definitive written consent solicitation materials, but the matter settled.10 In each of these situations, the stockholders’ definitive consent solicitation statement discloses that the proposed stockholder action (e.g., to amend bylaws, remove and appoint directors, call a special meeting of stockholders, etc.) would be effective immediately upon delivery of the requisite number of consents. In all of these examples, the registrant’s definitive consent revocation statement concurred that the actions were effective immediately.

Based on the foregoing, we respectfully submit that in this case, Rule 14c-2 does not require that an information statement be delivered and the 20-day period have elapsed before the bylaw amendments become effective.

6. MatlinPatterson is soliciting proxies for the election of up to eight nominees, but the proxy statement indicates that MatlinPatterson may nominate fewer than eight individuals. Exchange Act Rule 14a-4(e) requires the shares represented by the proxy to be voted, as directed, subject to reasonable specified conditions. Please revise the proxy statement and/or proxy card to clearly indicate that shares will be voted for certain of the nominees

[4]	See Vineyard National Bancorp Current Report on Form 8-K filed April 21, 2008.
[5]	See Worldwide Energy Manufacturing USA Current Report on Form 8-K filed June 10, 2011.
[6]	See Sun-Times DEFA14A filed January 22, 2009.
[7]	See Premier Exhibition Current Report on Form 8-K filed February 3, 2009.
[8]	See Vitacost.com Current Report on Form 8-K/A filed July 21, 2010.
[9]	See InfuSystem DEFA14A filed March 6, 2012 acknowledging the effectiveness of consents; the registrant and the dissidents later reached a settlement and no special meeting was held.
[10]

These examples include: Carl Icahn consent solicitation to remove and appoint directors of ImClone Systems (see Icahn definitive consent solicitation statement filed October 17, 2006 and ImClone definitive consent revocation statement filed on October 13, 2006); Broadcom Corporation consent solicitation to remove and appoint directors and amend and repeal certain bylaws of Emulex Corporation (see Broadcom definitive consent solicitation statement filed June 9, 2009 and Emulex definitive consent revocation statement filed on June 15, 2009); Glenn Nussdorf consent solicitation to remove and appoint directors of Parlux Fragrances (see Nussdorf revised definitive consent solicitation statement filed January 22, 2007 and Parlux definitive consent solicitation statement filed January 29, 2007); and Steel Partners consent solicitation to remove and appoint directors and amend certain bylaws of Bairnco Corporation (see Steel Partners definitive consent solicitation statement filed January 12, 2007 and Bairnco definitive consent revocation statement filed on January 24, 2007).

May 6, 2013

only under certain circumstances. Describe the conditions and identify which nominees are subject to the conditions.

Response: In response the Staff’s comment, the Stockholder has revised the Preliminary Proxy Statement on pages 11 and 18 to discuss in detail the conditions under which the Stockholder may determine to nominate fewer than eight persons for election, and if only five nominees are put forward, the names of those five nominees.

7. We note that MatlinPatterson is soliciting proxies for the election of up to eight individuals, may decide to nominate less than eight individuals and currently expects to nominate at least five individuals. We also note that Gleacher has a nine member board. Given that security holders using MatlinPatterson’s proxy card will be unable to vote for a full slate of nominees, disclose the consequences to security holders as a result of using MatlinPatterson’s proxy card to vote for between five and eight directors instead of nine. For example, revise to highlight more prominently that security holders will be disenfranchised with respect to at least one and up to four seats if they execute MatlinPatterson’s proxy card. In addition, disclose that MatlinPatterson may not exercise discretionary authority to fill the other seats and that MatlinPatterson cannot assure that the other directors will agree to serve if its slate wins. Also disclose whether the remaining seats are likely to remain vacant. Finally, disclose whether MatlinPatterson has any plans to fill any board vacancies if its nominees are elected. Refer to Section II.I and footnote 76 of Exchange Act Release No. 34-31326 (October 16, 1992).

Response: The Stockholder has revised the Preliminary Proxy Statement on pages 2, 11 and 18, and on the form of Proxy Card attached, to disclose more prominently that stockholders using MatlinPatterson’s proxy card will not be casting a vote for a number of directors equal to nine minus the number of nominees. This statement and its inclusion throughout the Preliminary Proxy Statement and on the proxy card provides a comparable level and prominence of disclosure to that provided in the Gleacher proxy statement to the statement that stockholders using the Gleacher proxy card will not have cast a vote in the election of directors.

As requested by the Staff, the Stockholder has revised the disclosure on pages 11 and 19 to state that MatlinPatterson may not exercise discretionary authority to fill the other seats, and cannot assure that the other directors will serve if MP’s slate wins.

As requested by the Staff, additional disclosure has been added on pages 11 and 19 to state the circumstances under which there might be vacancies on the Board, and MatlinPatterson’s plans regarding filling any such vacancies.

May 6, 2013

In addition, the Stockholder hereby acknowledges on behalf of each of the participants that:

•	the participant is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the participant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please feel free to contact the undersigned by telephone at 415-395-8034 (or by email at john.newell@lw.com). Thank you for your cooperation and attention to this matter.

Very truly yours,

/s/ John M. Newell

John M. Newell
of LATHAM & WATKINS LLP

cc:	Michael P. Whalen, Whalen LLP